January 3, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CNL Hotels & Resorts, Inc. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005, and Quarterly Reports on Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006, and September 30, 2006; File No. 001-32254

Dear Ms. LaMothe:

On behalf of CNL Hotels & Resorts, Inc. (“CHR”), I am writing in response to your letter to Mr. Thomas J. Hutchison, III, dated December 15, 2006 and received on December 19, 2006 (the “Comment Letter”), providing comments on the Annual Report on Form 10-K for CHR for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006 and on the Quarterly Reports on Form 10-Q for CHR for the fiscal quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 filed with the Commission on May 15, 2006, August 14, 2006 and November 14, 2006, respectively. We understand and appreciate the purpose of your review is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. We welcome this process and look forward to working with you in satisfying this purpose. We supplementally advise the Staff as follows, with the numbered response below corresponding to the comment in your Comment Letter which is attached:

1.	Exhibits 31.1 and 31.2

We acknowledge the Staff’s comment. In future filings of CHR’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the Commission, the certifications of the certifying individuals will not include the title of the individual making such required certifications.

Ms. Cicely LaMothe

January 3, 2007

*	*	*	*	*

Pursuant to your Comment Letter, please note the following acknowledgement from CHR:

•	CHR is responsible for the adequacy and accuracy of the disclosures made in our filings with the Commission;
•	CHR recognizes that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	CHR recognizes that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, you can contact me at (407) 540-2563, or alternatively at mpatten@cnlhotels.com.

Very truly yours,

/s/ Mark E. Patten

Mark E. Patten

Senior Vice President and Chief Accounting Officer

CNL Hotels & Resorts, Inc.

cc: Yolanda Crittendon, Staff Accountant of the Securities and Exchange Commission

C. Brian Strickland, Chief Financial Officer, CNL Hotels & Resorts, Inc.
Greerson G. McMullen, Chief General Counsel, CNL Hotel & Resorts, Inc.
Judith Fryer, Esq., Greenberg Traurig, LLP